PRESS RELEASE

                                             Media Relations
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                                             CREDIT SUISSE GROUP
                                             P.O. Box 1
                                             CH-8070 Zurich
                                             Telephone     +41-1-333 8844
                                             Fax           +41-1-333 8877





Credit Suisse Group extends Tender Offer for Donaldson, Lufkin & Jenrette

Zurich and New York, 9 October 2000 - Credit Suisse Group today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for Credit Suisse Group's offer to acquire all outstanding shares of common stock of the series designated Donaldson, Lufkin & Jenrette, Inc. - DLJ common stock of DLJ (DLJ Shares) has expired and that it has also received clearance from the European Commission under the EC Merger Regulation. Credit Suisse Group is extending its offer to acquire all outstanding DLJ Shares to 12:00 midnight, New York City time, on 2 November 2000. The offer, which was previously scheduled to expire at 12:00 midnight, New York City time, on 11 October 2000, is being extended for technical reasons to help facilitate an orderly integration and month-end closing, and the extension is not the effect of market conditions. The related stock purchase agreement with AXA and its affiliates is expected to close on 3 November 2000.

Allen Wheat, Chief Executive Officer of Credit Suisse First Boston, stated, "I'm very pleased with the pace of the integration process to date," and noted, "the transaction is scheduled to close significantly sooner than other comparable transactions."

Based on the latest count of tendered DLJ Shares, approximately 43,310,798 DLJ Shares have been tendered and not withdrawn pursuant to the offer, representing approximately 31% of the outstanding DLJ Shares and 86% of the DLJ Shares held by persons other than AXA and its affiliates.

As a consequence of the extension of the expiration date, holders of DLJ Shares may tender or withdraw shares until 12:00 midnight, New York City time, on 2 November 2000, unless the offer is further extended.
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A copy of a letter amendment relating to the extension entered into between
Credit Suisse Group and DLJ, together with a related letter amendment to the stock purchase agreement between Credit Suisse Group and AXA and its affiliates, will be filed as exhibits to an amendment to the Tender Offer Statement on Schedule TO filed by Credit Suisse Group.

Inquiries

Media Relations          Telephone +41-1-333 8844             Fax +41-1-333 8877
Investor Relations       Telephone +41-1-333 4570             Fax +41-1-333 2587
Internet                 http://www.credit-suisse.com
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IMPORTANT LEGAL INFORMATION
The foregoing is qualified in its entirety by reference to the Tender Offer Statement on Schedule TO, as amended, filed by Credit Suisse Group which contains important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO, as amended, and other filed documents, for free from the U.S. Securities and Exchange Commission website http://www.sec.gov.
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